UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kennedy-Wilson Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

489398107

(CUSIP Number)

Kevin F. Carey

Counsel

The Guardian Life Insurance Company of America

7 Hanover Square

New York, NY 10004

(212) 598-8157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 489398107	SCHEDULE 13D	PAGE 2 OF 5

1	NAMES OF REPORTING PERSONS. The Guardian Life Insurance Company of America I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 13-5123390
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,000,000 (1)
8 SHARED VOTING POWER 00
9 SOLE DISPOSITIVE POWER 1,000,000 (1)
10 SHARED DISPOSITIVE POWER 00

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.42%
14	TYPE OF REPORTING PERSON IC, CO

CUSIP No. 489398107	SCHEDULE 13D	PAGE 3 OF 5

(1)	Such Shares are subject to the terms of the Purchase Option described in Item 4.

This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed on April 9, 2010 by The Guardian Life Insurance Company of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to replace the last paragraph with the following:

On July 26, 2010, Kennedy-Wilson, Inc., a wholly owned subsidiary of the Issuer, purchased from the Reporting Person the Notes for $32,550,000 plus all accrued and unpaid interest on the outstanding principal amount, pursuant to an Agreement, dated July 26, 2010 (the “Agreement”), among the Reporting Person, the Issuer and Kennedy-Wilson, Inc.

Additionally, on July 26, 2010 the Reporting Person, the Issuer and Kennedy-Wilson, Inc. entered into a Letter Agreement (the “Letter Agreement”) by which the Issuer agreed to purchase, and the Reporting Person agreed to sell, 1,000,000 of the Shares (the “Initial Shares”), on a date to be selected by the Issuer (the “Closing Date”), which Closing Date must occur on or before August 16, 2010. The purchase price for such Shares will be the greater of $10.00 per share and the closing sale price per share of the common stock of the Issuer on the trading day immediately preceding the Closing Date (the “Purchase Price”). The Issuer also has the option to purchase (the “Purchase Option”) from the Reporting Person up to the remaining 1,000,000 Shares (the “Option Shares”) on the Closing Date at the Purchase Price. Such option to purchase may be exercised in increments of no less than 100,000 Shares.

Upon the consummation of the purchase and sale of the Initial Shares and Option Shares, if any, on the Closing Date, Mr. Thomas Sorell, Executive Vice President and Chief Investment Officer of the Reporting Person and the Reporting Person’s director designee on the board of directors of the Issuer, will tender his resignation as director of the Issuer, effective immediately. The second director designee of the Reporting Person had not been appointed or nominated for election to the Issuer’s board of directors. The voting arrangement between the Reporting Person, the Issuer and the Officer described in the Schedule 13D had not been memorialized in a written agreement. That voting arrangement is no longer in effect as a result of the purchase of the Notes by Kennedy-Wilson, Inc.

The summaries of the material terms of the Agreement and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the texts of the Agreement and the Letter Agreement, copies of which are included as Exhibit 1 and Exhibit 2 to this Amendment, and are incorporated by reference herein.

CUSIP No. 489398107	SCHEDULE 13D	PAGE 4 OF 5

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) The Reporting Person currently owns 1,000,000 Shares of the Issuer, representing approximately 2.42% of the Shares outstanding (based on a total of 41,284,658 shares outstanding as of May 7, 2010, as reported by the Issuer on its last Form 10-Q). The Shares beneficially owned by the Reporting Person are subject to the terms of the Purchase Option described in Item 4.

(b) Number of shares as to which the Reporting Person has:

Sole power to vote: 1,000,000 Shared power to vote: 0 Sole dispositive power: 1,000,000 Shared dispositive power: 0

(c) The Reporting Person sold the Notes to Kennedy-Wilson, Inc., and has agreed to sell 1,000,000 Shares to the Issuer pursuant to the Agreement and Letter Agreement, both dated July 26, 2010. Descriptions of these transactions are included in Item 4 of this Statement. In addition, the Reporting Person granted the Issuer the Purchase Option, which gives the Issuer the right to purchase up to the remaining 1,000,000 Shares beneficially owned by the Reporting Person on the Closing Date at the Purchase Price as described in Item 4.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported as being beneficially owned by the Reporting Person on this Schedule 13D.

(e) If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 7.	Material to Be Filed as Exhibits.

The following materials are filed as Exhibits to this Amendment No. 1:

Exhibit 1	Agreement, dated July 26, 2010, by and among Kennedy-Wilson, Inc., Kennedy-Wilson Holdings, Inc., and The Guardian Life Insurance Company of America.

Exhibit 2	Letter Agreement, dated July 26, 2010, by and among Kennedy-Wilson, Inc., Kennedy-Wilson Holdings, Inc. and The Guardian Life Insurance Company of America.

CUSIP No. 489398107	SCHEDULE 13D	PAGE 5 OF 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2010

Signature:	/S/ THOMAS G. SORELL
Title:	Thomas G. Sorell
Executive Vice President & Chief Investment Officer